355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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June 22, 2011	Chicago	Paris
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Securities and Exchange Commission	Houston	Silicon Valley
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100 F Street, N.E.	Los Angeles	Tokyo
Washington D.C. 20549-3628	Madrid	Washington, D.C.
Attn: Mellissa Campbell Duru	Milan

Re:	California Pizza Kitchen, Inc.

Schedule 14D-9 filed on June 8, 2011, as amended

File No. 005-60589

Dear Ms. Duru,

On behalf of California Pizza Kitchen, Inc. (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 16, 2011 (the “Comment Letter”), regarding the Company’s Solicitation /Recommendation Statement on Schedule 14D-9, filed with the Commission on June 8, 2011 (as amended, the “Schedule 14D-9”).

The response of the Company to the Comment Letter is set forth below. To facilitate the Staff’s review, the Staff’s comment is reproduced below in italicized text, with the Company’s response immediately below the comments. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Schedule 14D-9. References to page numbers correspond to the page numbers in the Schedule 14D-9.

The Company is concurrently filing via EDGAR an Amendment No. 3 to Schedule 14D-9 (“Amendment No. 3”).

Arrangements with Current Executive Officers and Directors of the Company, page 4

1. You disclose on page 22 that members of senior management discussed generally, the possibility of post merger employment on May 23, 2011 and that such persons “left with the understanding that their current employment contracts with the Company would be honored and they would continue to serve the Company post-merger.” Please provide further details of the discussions that occurred. Further, please update your disclosure, as may be appropriate, to address the terms of agreements, if any, whether written or agreed to in principal, that have been

June 22, 2011

negotiated since that time with either Messrs. Rosenfield, Flax or any other member of senior management regarding post-merger employment opportunities.

In response to the Staff’s comment, the Company has provided additional disclosure by amending the last paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on pages 21 and 22 of the Schedule14D-9 to read as follows:

“On May 23, with the parties having reached agreement on the material terms of the merger agreement and the ancillary documents, Mr. Rosenfield and Mr. Flax were permitted by the Special Committee to have, and did have, discussions with representatives of Golden Gate Private Equity regarding the potential post-merger role of Mr. Rosenfield and Mr. Flax with the Company. No specific terms or commitments regarding employment or compensation were discussed or agreed to, but Messrs. Rosenfield and Flax left the discussions with the understanding that their current employment contracts with the Company would be honored in present form, and expressed during the meeting their willingness to honor their contracts in their present form. Messrs. Rosenfield and Flax and representatives of Golden Gate Private Equity also indicated a mutual willingness for Messrs. Rosenfield and Flax to continue to serve the Company post-merger in one or more capacities, though no commitments were made with respect to any particular roles for Messrs. Rosenfield and Flax. Similarly, there were no discussions, agreements or understandings with respect to the period of time Messrs. Rosenfield and Flax would serve the Company in any particular capacity and no terms of compensation were discussed. During these conversations, Golden Gate Private Equity discussed its views on, and need for, management succession planning. Legal advisors to each of the Special Committee and Golden Gate Private Equity were also present for these discussions. Since May 23, no specific terms or commitments with respect to post-merger employment of Messrs. Rosenfield and Flax or any other members of the Company’s senior management have been negotiated or agreed to, in writing or otherwise.”

Background of the Offer and Merger, page 12

2. Provide further detail of the discussions by the Board and its financial advisor occurring after March 17, 2011. Also, describe the material topics discussed in the series of meetings between Golden Gate Capital and the company in April 2011. Finally, please supplement the disclosure to address the items considered by the board in presentations it received from management on April 15, 2011 regarding the business plan and prospects for the company.

In response to the Staff’s comment, the Company has provided additional disclosure by:

i. adding the following after the first sentence of the second full paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Schedule 14D-9:

June 22, 2011

“Moelis representatives discussed with the Special Committee the strategic options for advancing proposals made by the two potential buyers and the level of diligence each had conducted to date.”

ii. adding the following after the third sentence of the fourth full paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 21 of the Schedule 14D-9:

“Also at the meeting, at which representatives of Moelis, L&W and RLF were present, representatives of Moelis discussed with the Company Board a summary of the strategic review process to date.”

iii. deleting the last sentence of the fourth paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Schedule 14D-9 and inserting the following:

“During this period, representatives of Golden Gate Private Equity participated in several meetings with the Company’s management to discuss the business and other customary due diligence matters, including historical financial results, store performance and current operations. Messrs. Rosenfield and Flax also met with representatives of Golden Gate Private Equity for a general introduction to Golden Gate Private Equity.”

iv. adding the following sentence to the end of the fifth paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Schedule 14D-9:

“In making this determination, the Company Board considered many of the items discussed during the management presentation, including the historical performance of the Company’s restaurants, planned store openings, product licensing and related growth opportunities, franchising and international development, marketing and product expansion, relationships with landlords, activities of competitors, brand development, and general business strategies and goals.”

In response to the Staff’s comment, the Company also notes that, except as otherwise described in “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger”, discussions between the Board and Moelis occurring after March 17, 2011 focused on the procedural aspects of the strategic review process.

Opinion of the Company’s Financial Advisor, page 30

3. We note disclosure regarding Moelis & Company’s role as advisor to the bidder. Clarify whether Moelis is or has provided investment banking services to Golden Gate Capital in connection with the current transaction.

June 22, 2011

In response to the Staff’s comment, the Company has provided additional disclosure by adding the following after the third sentence of the third full paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” on page 35 of the Schedule 14D-9:

“Moelis is not providing, and has not provided, investment banking services to Golden Gate Capital in connection with the transactions contemplated by the Merger Agreement.”

Certain Company Projections, page 43

4. We note that the financial forecasts included in this section have not been prepared in accordance with GAAP. Please revise your disclosure in accordance with Rule 100(a) of Regulation G. We may have further comment.

The Company acknowledges that the Projections contained in the Schedule 14D-9 include Adjusted EBITDA, which is a non-GAAP financial measure. The Projections also include a reconciliation of Adjusted EBITDA to operating income, which is a GAAP financial measure. The Company is unable to reconcile projected Adjusted EBITDA to projected net income because the Projections provided to Golden Gate Private Equity and Moelis did not include interest expenses or taxes. The Company has provided a detailed summary of the Projections provided by management to Golden Gate Private Equity and to Moelis in connection with the fairness opinion because the Company believes that financial forecasts of this type may be material to an investor’s ability to more fully evaluate the fairness opinion delivered in connection with the transaction, as well as the underlying transaction itself. However, the Company’s Projections were prepared to facilitate potential buyers’ and Moelis’ analyses, and not with a view toward public disclosure. Projecting future interest expense would have required the Company to make assumptions about future capital structure that arguably would have little utility to most potential buyers, who would have differing views regarding the appropriate post-acquistion capital structure for the Company’s business and different financing options available to them. Similarly, projecting taxes would require the company to make estimates of future tax policy in various jurisdictions that potential buyers would be capable of making themselves. In order to provide a full reconciliation of Adjusted EBITDA to net income, therefore, Company management would be required to create new projections for interest expenses and taxes. Since these newly created projections would not, by definition, have been utilized by potential buyers or by Moelis, the Company believes they are not material to investors’ evaluation of the fairness opinion or the transaction. With a view toward cautioning investors not to unduly rely on Adjusted EBITDA as opposed to GAAP financial measures, the Company has, as noted above, included a reconciliation of Adjusted EBITDA to operating income, which is the most comparable GAAP financial measure available for reconciliation based on the items included in the Projections. To further ensure that investors view projected Adjusted EBITDA with appropriate caution, and to provide investors with additional context, the Company has added the following additional disclosure immediately before the last paragraph under the heading “Item 8. Additional Information—Certain Company Projections” on page 45 of the Schedule 14D-9:

“In the summary above, the Company has included forecasts for Adjusted EBITDA solely because they were included in the Projections that were provided to potential buyers, including Golden Gate Private Equity, and Moelis. In connection with its review of strategic alternatives, the Company elected to include Adjusted EBITDA in the Projections because we believe that it is one of the primary metrics used by certain buyers to evaluate pricing in a potential acquisition transaction. However, Adjusted EBITDA has significant limitations as an analytical tool, should not be considered in isolation and should not be considered as a substitute for GAAP measures. Among other limitations, in considering Adjusted EBITDA in connection with the Projections, you should understand that Adjusted EBITDA does not include interest expenses or taxes, neither of which the Company has forecast in the Projections. Interest expense or the cash requirements necessary to service interest or principal payments on existing indebtedness or indebtedness that we may incur in the future may have a significant impact on the Company’s future net income and future cash flows. Similarly, future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. Moreover, in considering Adjusted EBITDA in connection with the Projections, please be aware that net income, rather than operating income, is the most directly comparable GAAP financial measure. Because the Company has not forecast either interest expense or taxes, the Company is unable to provide a quantitative reconciliation of projected Adjusted EBITDA to projected net income. In preparing the Projections, the Company did not forecast future interest expense because it would have required the Company to make assumptions about the Company’s future capital structure that arguably would have little utility to potential buyers, who would have differing views regarding the appropriate post-acquisition capital structure for the Company’s business and different financing options available to them. Similarly, projecting taxes would require the Company to make estimates of future tax policy in various jurisdictions that potential buyers would be capable of making themselves. Because the absence of these additional forecasts prevents the Company from reconciling projected Adjusted EBITDA to projected net income, you should not unduly rely on Adjusted EBITDA in evaluating the Projections, and should consider Adjusted EBITDA only after considering the potential impact of, and variance in, interest expense and tax payments going forward.”

Forward-Looking Statements, page 45

5. We refer to disclosure stating that “neither the Company nor any other person assumes responsibility for the accuracy or completeness of any… forward-looking statements,” and that the company does not undertake any responsibility to update any of these forward-looking statements. Please remove these statements as they are inconsistent with the company’s

June 22, 2011

obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.

In response to the Staff’s comment, the Company has provided additional disclosure by amending the first full paragraph under the heading “Item 8. Additional Information—Forward-Looking Statements” on page 46 of the Schedule 14D-9 to read as follows:

“Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. All forward-looking statements are made only as of the date they are made and you should not rely upon forward-looking statements as predictions of future events. Except as may be required by law, the Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.”

The Company recognizes the requirement to update the disclosure in the Schedule 14D-9 to reflect any material changes to the information set forth in the Schedule 14D-9.

***

Please be advised that, in connection with the Comment Letter and the Company's responses thereto, the Company hereby acknowledges the Staff's position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (213) 891-8770. In addition, please feel free to contact Bradley A. Helms at (213) 891-8640, Jason H. Silvera at (213) 891-8828 or Jordan A. Miller at (213) 891-7872, each of Latham & Watkins LLP.

Sincerely,

/s/ Paul D. Tosetti
Paul D. Tosetti of Latham & Watkins LLP

cc:	Bradley A. Helms, Latham & Watkins LLP

Jason H. Silvera, Latham & Watkins LLP

Jordan A. Miller, Latham & Watkins LLP